FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: April 11, 2003

By:

 /s/ Derek Price

 Name

Its:

Chief Financial Officer

(Title)

FOR IMMEDIATE RELEASE

April 11, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton River Sells La Guitarra Mine and Announces New Joint Venture Partner on the Ventanas Project

Wheaton River Minerals Ltd. (“Wheaton River ”) is pleased to announce it has agreed to the sale of its La Guitarra silver/gold mine in Mexico to Genco Resources Ltd. (“Genco”) for US$5 million , subject to regulatory approval on behalf of Genco.   The US$5 million purchase price consists of US$100,000 cash and US$900,000 of Genco shares to be delivered on closing and US$4 million to be paid in cash or Genco shares, at Genco’s option, over eight years.

La Guitarra is located 100 kilometres southwest of Mexico City, and is the smallest and highest cost of the mining operations acquired in connection with the Luismin acquisition, completed in June 2 002.   La Guitarra produced 13,400 gold equivalent ounces in 2002.

  “This transaction will allow Luismin technical staff to focus on the continued growth and expansion of our other operations, and with Genco, La Guitarra will receive the attention required for a continued healthy operation ,” commented Chairman and CEO Ian Telfer.

Wheaton River is also pleased to announce a joint venture agreement with Capstone Gold Corp. (“Capstone”) of Vancouver on the Ventanas Project, 120 kilometres west of Durango City, Durango, Mexico.  Ventanas is considered a geological twin to the prolific San Dimas epithermal gold/silver district (30 kilometres north), where Wheaton subsidiary Luismin operates the Tayoltita, Santa Rita, and San Antonio mines.  To date, over a dozen different epithermal systems have been identified at Ventanas.  Under the terms of the agreement, Capstone will spend US$5 million over four years to earn a 70% interest in Ventanas, at which point Wheaton River has the option to buy back to a controlling interest.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com.